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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 7)

                                   FVNB CORP.
                                (NAME OF ISSUER)

                                   FVNB CORP.
                                FVNB MERGER CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    30267410
                      (CUSIP Number of Class of Securities)

                                 David M. Gaddis
                      President and Chief Executive Officer
                                   FVNB Corp.
                          101 S. Main Street, Suite 508
                              Victoria, Texas 77901
                                 (361) 572-6500

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With Copies To:

                             Cary Plotkin Kavy, Esq.
                            Cox & Smith Incorporated
                            112 E. Pecan, Suite 1800
                            San Antonio, Texas 75205
                                 (210) 554-5500

This statement is filed in connection with (check the
appropriate box):
a.       [X]      The filing of solicitation materials or an
         information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.       [ ]      The filing of a registration statement under
         the Securities Act of 1933.
c.       [ ]      A tender offer.
d.       [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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CALCULATION OF FILING FEE



            Transaction Valuation(*)                      Amount of Filing Fee
            ------------------------                      --------------------
                   $25,200,000                                   $5,040


(*)Based upon the estimated number of shares cashed out in the merger of 560,000 shares at $45.00 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: $3,375

         Form or Registration No.: Schedule 14A

         Filing Party: FVNB Corp.

         Date Filed: April 27, 2001

















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                                  INTRODUCTION

This Amendment No. 7 to the Rule 13e-3 Transaction Statement (as amended, the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by FVNB Corp., a Texas corporation ("FVNB" or the "Company"), and FVNB Merger Corp., a Texas corporation and wholly-owned subsidiary of the Company ("Merger Subsidiary"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 19, 2001 (the "Merger Agreement"), by and between the Company and Merger Subsidiary. A copy of the Merger Agreement is attached as Annex A to the definitive proxy statement filed by the Company as Exhibit (a)(1) to Amendment No. 3 to the Statement (including all annexes thereto, the "Proxy Statement").

The Statement was initially filed with the Securities and Exchange Commission (the "Commission") on April 27, 2001. Amendments Nos. 1, 2, 3, 4, 5 and 6 to the Statement were filed with the Commission on June 12, 2001, June 26, 2001, July 9, 2001, July 10, 2001, July 23, 2001, and July 30, 2001, respectively. This
Amendment No. 7 to the Statement is being filed as a final amendment to the Statement to report the results of the merger transaction (the "Merger") as contemplated by the Merger Agreement.

On August 6, 2001, the annual meeting of shareholders of the Company was held at the time and place previously called as reflected in the Proxy Statement. At the annual meeting, the shareholders approved and adopted the Merger Agreement.

At 5:00 p.m., Central Time, on August 10, 2001, the Merger became effective pursuant to Articles of Merger filed with the Secretary of State of the State of Texas. As a result, shareholders of the Company who owned fewer than 2,000 shares of the Company's common stock as of the effective time of the Merger were converted into the right to receive $45.00 per share in cash. All other shares remained outstanding.

On August 10, 2001, the Company issued a press release announcing the consummation of the Merger. A copy of the press release is included as Exhibit
(a)(5) to this Amendment and incorporated herein by reference.

On August 13, 2001, the Company filed a certification on Form 15, pursuant to Rule 12g-4 promulgated under the Exchange Act, to provide notice of termination of registration of the Company's common stock and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act. Also, as a result of the Merger, the Company's common stock was delisted from the Nasdaq National Market.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 10 of the Statement is amended and supplemented by including the following information:

On August 15, 2001, the Company entered into a Loan Agreement with TIB The Independent BankersBank pursuant to which the Company borrowed $8,000,000 to fund a portion of the amount payable to cashed-out shareholders in the Merger. Copies of the Loan Agreement and the related Commercial Variable Rate Revolving or Draw Note and Commercial Security Agreement are included as Exhibits
(b)(7)-(b)(9), respectively, to this Amendment and incorporated herein by reference.

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ITEM 16. EXHIBITS

         Item 16 is amended and supplemented to reflect the addition of the following exhibits, which additional exhibits are filed herewith.

         (a)(5)   Press Release issued by the Company on August 10, 2001.
         (b)(7) Loan Agreement dated August 15, 2001, among TIB The Independent BankersBank, FVNB Corp., and FVNB Delaware Corp.
         (b)(8) Commercial Variable Rate Revolving or Draw Note dated August 15, 2001, made by FVNB Corp. in favor of TIB The Independent BankersBank.
         (b)(9) Commercial Security Agreement dated August 15, 2001, by and between FVNB Corp. and TIB The Independent BankersBank.




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 24, 2001



                                            FVNB CORP.

                                            By: /s/ DAVID M. GADDIS
                                                -----------------------------
                                                     David M. Gaddis
                                                     President



                                            FVNB MERGER CORP.

                                            By: /s/ DAVID M. GADDIS
                                                -----------------------------
                                                     David M. Gaddis
                                                     President











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                                  EXHIBIT INDEX



EXHIBIT
NUMBER                  DESCRIPTION

(a)(5)   Press Release issued by the Company on August 10, 2001.
(b)(7) Loan Agreement dated August 15, 2001, among TIB The Independent BankersBank, FVNB Corp., and FVNB Delaware Corp.
(b)(8) Commercial Variable Rate Revolving or Draw Note dated August 15, 2001, made by FVNB Corp. in favor of TIB The Independent BankersBank.
(b)(9) Commercial Security Agreement dated August 15, 2001, by and between FVNB Corp. and TIB The Independent BankersBank.